SECURITIES [barcode: 02019107] ...SSION

SO 3-7-02 **

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RECEIVED MAR 06 2002 WASH, D.C. 365

SEC FILE NUMBER
8-21897

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ABEL/NOSER CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 BROAD STREET 23rd FLOOR
(No. and Street)

NEW YORK	NEW YORK	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL M. ROSENTHAL 212 344-2610
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERNARD KATZ & CO. P.C.
(Name — *if individual, state last, first, middle name*)

ONE MAYFAIR ROAD	EASTCHESTER	NEW YORK	10709
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 14 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, PAUL M. ROSENTHAL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABEL/NOSER CORP., as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

RAVI JETHMAL
Notary Public, State of New York
No. 01JE[illegible]3096
Qualified in [illegible] York County
Commission Expires January 2, 2003

Notary Public

Signature

EXECUTIVE VICE PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABEL/NOSER CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

Bernard Katz & Co., CPA, PC

ABEL/NOSER CORP.
FINANCIAL STATEMENTS
TABLE OF CONTENTS

BERNARD KATZ & Co., P.C.
Certified Public Accountants

One Mayfair Road
Eastchester, N.Y. 10709
Tel. (914) 779-7555
Fax (914) 779-0024

Board of Directors
Abel/Noser Corp.
New York, NY

We have audited the accompanying statement of financial condition of Abel/Noser Corp. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abel/Noser Corp. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bernard Katz & Co., P.C.

Eastchester, New York
January 24, 2002

ABEL/NOSER CORP.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$	563,151
Receivable from clearing broker		408,156
Receivables - other		113,632
Prepaid expenses		306,041
Marketable securities, at cost, which equals market value		4,668,941
United States Treasury Bills segregated under federal and other regulations, at market		4,137,715
Securities not readily marketable		3,300
Exchange membership, at cost (market value $2,200,000)		372,500
Property and improvements		750,590
Rent security deposits		61,068
	$	11,385,094

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to customers	$	5,296,725
Accounts payable, accrued expenses, and other liabilities		749,006
		6,045,731
Commitments and contingent liabilities		
Stockholders' equity		
Capital stock		60,504
Retained earnings		5,278,859
Total stockholders' equity		5,339,363
	$	11,385,094

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Income
For the Year Ended December 31, 2001

Revenues	
Net commissions	$ 28,004,000
Transaction measurement analyses fees	782,316
Interest and dividends	511,941
Other	377,673
	29,675,930
Expenses	
Employee compensation and benefits	16,559,239
Floor brokerage, exchange and clearance fees	6,027,386
Communications and data processing	842,602
Information services	855,635
Occupancy costs	255,548
Other operating expenses	1,699,689
	26,240,099
Income before income taxes	3,435,831
Provision for income taxes	310,030
Net income	$ 3,125,801

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Cash Flows
For the Year Ended December 31, 2001

OPERATING ACTIVITIES	
Net income	$ 3,125,801
Adjustments to reconcile net income to cash provided from operating activities:	
Depreciation and amortization	320,398
Decrease (increase) in operating assets:	
Receivable from clearing broker	1,092,448
Receivables - other	(9,806)
Prepaid expenses	(271,426)
Increase (decrease) in operating liabilities:	
Customer payables	255,646
Accounts payable, accrued expenses, and other liabilities	(393,938)
Cash provided from operations	4,119,123
INVESTING ACTIVITIES	
Acquisitions of property and improvements	(361,441)
Proceeds from sale of marketable securities	279,904
Acquisition of U.S. Treasury Bill	(889,888)
Rent security deposit increase	(37,836)
Cash (used for) investing activities	(1,009,261)
FINANCING ACTIVITIES	
Distribution to shareholders	(4,000,000)
Cash (used for) financing activities	(4,000,000)
Decrease in cash	(890,138)
Cash - beginning of year	1,453,289
Cash - end of year	$ 563,151
SUPPLEMENTAL INFORMATION	
Cash paid during the year for income taxes	$ 565,792

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Schedules
For the Year Ended December 31, 2001

Employee compensation and benefits	
Salaries	
Trading department	$ 2,437,406
Sales department	3,652,057
Computer department	1,433,023
Administrative and compliance	695,139
Officers	7,608,846
	15,826,471
Payroll taxes and employee fringe benefits	
Trading department	112,565
Sales department	128,804
Computer department	71,771
Adminstrative and compliance	44,392
Officers	120,203
Medical benefits	255,033
	732,768
	$ 16,559,239

Other operating expenses	
Trading department	
Travel and meals	$ 109,239
Sales department	
Travel and meals	511,242
Dues, subscriptions and other	46,444
Sales support	62,851
General administrative	
Maintenance and repairs	31,490
Insurance	70,689
Travel and meals	60,258
Office supplies	53,733
Charity	53,298
Professional fees	119,128
Other	260,919
Depreciation and amortization	320,398
	$ 1,699,689

ABEL/NOSER CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1 - Organization and description of business

Abel/Noser Corp. (the Company) is a New York corporation which commenced operations in October, 1975. The Company is owned by its two officers, Stanley S. Abel and Eugene A. Noser, Jr., who are equal shareholders.

The Company is an institutional discount brokerage firm that specializes in valuation, transaction measurement, and securities trading services, primarily for corporate and institutional retirement plans. The Company is a member of the New York Stock Exchange and other regional exchanges, as well as the Securities Investor Protection Corporation.

Net commissions generated by two of the Company's customers were $5,650,000 and $3,627,000 which were 20% and 13%, respectively, of the Company's net commissions.

2 - Significant accounting policies

Proprietary securities transactions
Marketable securities and United States Treasury Bills are recorded at market value. Securities not readily marketable are recorded at fair value as determined by management.

Exchange membership
Exchange membership is carried at cost.

Net Commissions
Commissions and related clearing expenses are recorded on a trade date basis.

Depreciation
Furniture, equipment and computer hardware and software are depreciated for book and tax purposes on an accelerated basis over their useful lives. Automobiles are depreciated on an accelerated basis using rates prescribed by the Internal Revenue Service. Leasehold improvements are amortized on a straight-line basis over the life of the lease.

2 - Significant accounting policies (continued)

Income taxes
The Company and its shareholders have elected to be treated as a Subchapter S Corporation and accordingly is not subject to federal corporate income taxes. However, the Company is subject to New York State Franchise and New York City General Corporation taxes.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

3 - Receivables - other

This is comprised of the following:

Customer advances	$ 51,842
Transaction measurement service fees	50,994
Employee and sundry receivables	10,796
Total	$113,632

4 - Marketable securities, at cost, which equals market value

This is comprised of the following money market accounts:

J.P. Morgan Pierpont Fund	$4,640,916
Merrill Lynch Cash Management Account	28,025
Total	$4,668,941

5 - United States Treasury Bills segregated under federal and other regulations

Securities and Exchange Commission Rule 15c3-3 requires the Company to maintain on deposit in a segregated account, the excess of customer related credits over the customer related debits. At December 31, 2001 the company had United States Treasury Bills with a market value of $4,137,715 segregated in special a reserve account. Customer credit balances at December 31, 2001 were as follows:

Refund clients	$ 760,528
Pension clients	2,839,456
Other	99,930
Total	$3,699,914

6 – Property and improvements, at cost

This is comprised of:

Furniture and fixtures	$ 364,400
Computer equipment and software	1,164,337
Automobiles	69,778
Leasehold improvements	613,324
	2,211,839
Less - accumulated depreciation and amortization	1,461,249
Fixed assets, net	$ 750,590

7 - Accounts payable, accrued expenses and other liabilities

This is comprised of the following:

Trade payables	$ 383,531
Accrued salaries, commissions and bonuses	245,318
Other accrued expenses	113,907
Deferred income	6,250
Total	$ 749,006

8 - Capital stock and stockholders' equity

There are 200 shares of common stock, without par value, 100 are issued and outstanding.

9 - Net capital requirements

Securities and Exchange Commission Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain nonallowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2001, the Company had net capital of $3,527,699, which was $3,124,650 in excess of the required $403,049. The Company's net capital ratio was 1.71 to 1.

10 - Commitments and contingencies

The Company is obligated under a noncancellable operating lease for its premises whose term ends on March 31, 2004 for the following minimum annual payments:

2002 - 2003	$ 307,000
2004	$ 98,000

The operating lease is subject to periodic escalation charges. The Company has an option to extend the lease at the end of its term. Rent expense for 2001 was $216,018.

11 - Retirement savings plan

All employees of the Company are eligible to participate in the Abel/Noser Corp. Voluntary Retirement Savings Plan, which is a 401(k) pretax salary reduction plan with no matching contributions by the employer.

12 - Off Balance - Sheet Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on either a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures. The company has historically maintained credit policies which are more stringent than regulatory guidelines.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2001

BERNARD KATZ & Co., P.C.
Certified Public Accountants

One Mayfair Road
Eastchester, N.Y. 10709
Tel. (914) 779-7555
Fax (914) 779-0024

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Abel/Noser Corp.
New York, NY

In planning and performing our audit of the financial statements of Abel/Noser Corp. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: (1) making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bernard Katz & Co., P.C.

Bernard Katz & Co., P.C.
Eastchester, New York
January 24, 2002

ABEL/NOSER CORP.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2001

NET CAPITAL		
Total stockholders' equity		$ 5,339,363
Deductions and/or charges: Non-allowable assets		
Exchange membership	$ 372,500	
Fixed assets - net	750,590	
Receivables - other	113,632	
Prepaid expenses - net	306,041	
Rent security deposits	61,068	
Marketable securities	28,025	
Securities not readily marketable	3,300	
Other	400	1,635,556
Net capital before haircuts on securities positions		3,703,807
Haircuts on securities positions		176,108
Net capital		$ 3,527,699
AGGREGATE INDEBTEDNESS		
Customer credits payable - 28(e)		$ 5,296,725
Accounts payable, accrued expenses, and other liabilities		749,006
Total aggregate indebtedness		$ 6,045,731
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, at 6 2/3% of aggregate indebtedness		$ 403,049
Minimum net capital requirement for Broker/Dealer under the S.E.C. Uniform Net Capital Rule		$ 250,000
Greater of the two minimum requirement amounts above		$ 403,049
Net capital		$ 3,527,699
Excess Net Capital		$ 3,124,650
Ratio: Aggregate indebtedness to net capital		1.71 to 1

No material differences exist between the above computation of net capital and the computation included in the Company's unaudited Focus Report, Form X-17-A-5, Part IIA filing.

ABEL/NOSER CORP.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

CREDIT BALANCES	
Customer credits payable to 28(e) refund and pension clients - December 31, 2001	$ 3,699,914
Total credit items	3,699,914
DEBIT BALANCES	None
Excess of total credits over total debits	$ 3,699,914
RESERVE COMPUTATION	
Required reserve balance	$ 3,699,914
Amount held on deposit in Special Reserve accounts at December 31, 2001	4,137,715
Excess of reserve accounts over required reserve	$ 437,801

The Company computes its reserve requirements weekly and covers its deposit requirements by no later than one hour after the opening of banking business on the second business day following the determination.

No material differences exist between the above computation and the computation included in the Company's unaudited Focus Report, Form X-17A-5, Part II filing.

Reconciliation of Audited and Unaudited Financial Condition

Total ownership equity per unaudited Focus Report	$ 3,527,699
Total ownership equity per Audit Report	$ 3,527,699

ABEL/NOSER CORP.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2001

Material Inadequacies

Our audit program included periodic reviews of practices and procedures of the Company to ascertain that (1) computations of aggregate indebtedness and net capital under Rule 17A-5 are proper and within prescribed limits, (2) the conditions of Rule 15C-3-3 are being complied with.

There were no material inadequacies at the date of our examination in the accounting system or internal accounting controls with regard to the computation of aggregate indebtedness and net capital under Rule 17A-5, or complying with the conditions of Rule 15C-3-3.

No conditions or inadequacies in the Company's accounting system or internal controls have arisen since the date of our audit that require any corrective action.

See separate Report on Internal Control Structure to the Board of Directors.